UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Legion M Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

1801 Century Park East, 24th Floor
Los Angeles, CA 90064	90067
(Address of principal executive offices)	(Zip Code)

(415) 371-9632
Registrant’s telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Legion M” or “the company” or “us” or “we” refers to  Legion M Entertainment, Inc.

A copy of this report may be found on the company's website at https://legionm.com/investorrelations.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

You should particularly pay attention to the section “COVID-19” in “Management’s Discussion and Analysis.”

1. THE COMPANY’S BUSINESS

 Introduction

Legion M is an entertainment company. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Legion M, fans own the Company, fans get behind the scenes and — when we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we’re the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually, each of us is just a consumer, but when we band together, we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

Competitive Advantage

From franchises and established IP, to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

By giving people an ownership stake and a voice in the process, we’re creating a legion of fans that are both financially and emotionally invested in the success of our projects. A built-in audience like this is not only more likely to support the project, but also more likely to bring their friends, and talk about it online. A built-in audience has the potential to create authentic grassroots buzz —the sort of exposure companies would kill for but money can’t buy. The bigger that audience gets, the more powerful it becomes.

We believe a Legion of invested shareholders can provide value in many ways:

•	We have a legion of fans motivated to see our movies opening night and bring out all their friends;
•	We have a massive “street team” motivated to talk about our projects, share them on social media, and build grassroots buzz about our projects;
•	We have a legion of scouts motivated to help us find and identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;
•	We have a built-in focus group that can provide feedback to help us evaluate content/ideas and make market decisions;
•	We have a source of energy, enthusiasm and excitement that can help propel both our projects and our Company forward; and
•	We have a deep pool for crowdsourcing ideas and tasks, and many talented individuals willing to volunteer their time, energy, and expertise to help their Company succeed.

Our long-term goal is to unite one million fans as shareholders of Legion M. If we’re successful, this will provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It’s an ambitious goal, and one we expect will take many years to achieve. But if we’re successful, we believe it could make us one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed six rounds of equity crowdfunding, raising over $10 million from more than 25,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free. We do this for several reasons, including the fact that we want to give people the opportunity to “get to know us” before they invest, especially when we don’t have an equity crowdfunding round open. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a Company whose power comes from the size and strength of its community, we welcome free members with open arms. As of April 2021, our total community (including investors) has approximately 125,000 people.

How We Make Money

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), our plan is to focus on areas in the value chain where having a built-in audience provides a competitive advantage.

Our goal is to develop a slate of projects diversified across genres (i.e. comedy vs. horror), medium (i.e. feature films vs. television) and risk profile (i.e. high risk early stage projects vs. lower risk late stage projects). As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide.

As of April 2021, Legion M has utilized many different business models, including the ones listed below:

Feature Film P&A Projects

“P&A” is an industry term for “print and advertising,” and generally refers to the money spent by a distributor to release and market a feature film. As of April 2021, Legion M has had three feature film P&A projects: we partnered with NEON for Colossal, Electric Entertainment for Bad Samaritan, and Bleeker Street for Save Yourselves!.

We believe that Legion M can provide significant value for distributors during the release cycle of a film. From encouraging viral sharing of content that raises awareness to organizing opening night meetups at theaters around the country, Legion M’s community has a demonstrated ability to create authentic, grassroots buzz. We can’t make a bad movie good, but we believe we can help a good movie find an audience and increase its chances of becoming a hit.

We have contracts in place for all of our Feature Film P&A projects, and while the terms of these deals vary substantially, all involve Legion M providing either cash or “in-kind value” to the distributor in exchange for a potential payout tied to the success of the film.

The Company also has potential to earn revenue from merchandise sales for Colossal and Save Yourselves!. The merchandise for Colossal (our very first project) is limited to shirts and posters, but over time our merchandise capabilities have grown, and the merchandise lineup for Save Yourselves! is quite large, and includes wholesale sales and sublicensing Save Yourselves! to third party manufacturers. For more information please see the “Consumer Products” section below.

Any revenue (if applicable) collected from these projects is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of DVDs, Blu-Rays, movie tickets and merchandise sales is categorized as “Consumer Products and Media Revenue.”

In addition to revenue (if any) that Legion M earns from our feature film P&A projects, we also believe that partnering with distributors for projects like the ones described above provide value to the Company. Most of the activities we engage in when promoting a film (e.g. PR, social media marketing, comic-con activations, meetups, etc.) are also great for promoting Legion M, and we’ve found that partnering with distributors to release films is a fantastic way to engage our community and help us grow the Legion.

Feature Film Production Financing

Generally speaking, production financing refers to the money required to make a movie. As of April 2021, Legion M has invested in production financing for four films: Field Guide to Evil, Mandy, Jay and Silent Bob Reboot, and Archenemy. In each of these cases Legion M has made a cash investment in the film in exchange for a potential cash return based on the film’s success.

The terms of these deals vary widely and are typically subject to a number of different contracts with the various parties associated with the film. The risk and potential return associated with these investments depends heavily upon the terms of the specific deal and where we fall in the “waterfall” -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all of the stakeholders. Thus far, Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. fixed-return investments backed by existing sales agreements that are paid before other stakeholders), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the “backend” that gets paid last, but is uncapped). In some cases we’ve also been able to cross-collateralize across other revenue streams (e.g. the “Reboot Roadshow” live tour for Jay and Silent Bob Reboot and the Jóhann Jóhannsson soundtrack for Mandy) and/or secure other terms (e.g. guaranteed minimums) that can help diversify our investment and improve our odds of achieving a positive return.

Legion M has also been able to leverage our position as an equity investor in each of these films to tap into other revenue streams, including consumer products sales, which is discussed in the “Consumer Products and Media” section below.

Any revenue (if applicable) collected from these projects is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of DVDs, Blu-Rays, movie tickets and merchandise sales is categorized as “Consumer Products and Media Revenue.”

In addition to revenue (if any) that Legion M earns from our feature film projects, we believe that participating in the financing of feature films like the ones described above provide value to the Company. Because our involvement with these projects begins before the film has been completed, there are often opportunities for us to get our members and investors involved in the production process. We believe that providing fans the opportunity to “come along for the ride” during the events leading up to commercial release (e.g. raffling off set visits, providing priority access to join as an extra, hosting livestreams with creators, inviting fans to see the festival premiere, etc.) creates grassroots support and buzz that can help increase the odds of success once the film is released. And, as with our P&A projects, most of the activities we engage in when promoting a film (e.g. PR, social media marketing, comic-con activations, meetups, etc.) also serve as great ways to promote the Company, engage our community, and help grow the Legion.

Film Distribution

In April of 2019, Legion M announced our first foray into film distribution — a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. Under this partnership, we’re sharing (in a 50/50 split) all the costs and revenues from the North American distribution of the film across all outlets for the next 20 years. Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle we believe will help make it successful.

As the distributor of the film (in partnership with Screen Media), our investment is the money and time spent to acquire, market, and distribute the film. These costs include everything from the fees paid to acquire the rights from the filmmakers to the costs associated with booking theaters, manufacturing DVDs, cutting trailers, designing/printing posters, and buying advertising. However, as the distributor, Legion M and Screen Media will earn a portion of theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. through the year 2039. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien, but we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M has secured merchandising rights associated with the film (including the rights from the H.R. Giger estate to offer free gifts with purchase and rights from the Dan O’Bannon estate to sell licensed merchandise) and offer a limited line of merchandise related to the film.

Any revenue (if applicable) collected from this project is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of DVDs, Blu-Rays, and merchandise sales is categorized as “Consumer Products and Media Revenue.”

We believe distribution is a potentially powerful business model for Legion M. We believe the Legion M community can provide a competitive advantage in selecting, marketing and distributing a film, and as with our other projects we believe that many of the activities we engage in when promoting a film release (e.g. PR, social media marketing, comic-con activations, meetups, etc.) also serve as great ways to promote the Company, engage our community, and help grow the Legion.

Marketing Partnerships

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) where Legion M earned revenue, co-marketing support, and exclusives for our members in exchange for supporting the release of Tolkien.

From a financial standpoint, this is a powerful business model for Legion M – it’s like a P&A project but with guaranteed revenue and zero capital at risk. The model only works for certain projects (i.e. Legion M is not a “gun for hire”), but for the right film it can be a win/win for everyone involved. In the case of Tolkien, Legion M provided considerable value by leveraging our community to build awareness and buzz, while the film provided not just revenue to the Company, but also exclusive opportunities for our investors (e.g. Hollywood premiere tickets, limited edition meetup pins) and a great way to introduce Legion M to the worldwide community of J.R.R. Tolkien enthusiasts.

Tolkien was our first experiment with a marketing partnership, but we’re eager to explore this model further, as it opens the door to many projects (including larger studio films) where other models may not be an option.

Revenue from this project was included as “Project Revenue” during the appropriate reporting period in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of Legion M items in our store ranging from socks and beanies to t-shirts and mugs.

In 2018, through our investment in the film Mandy, Legion M acquired a license to produce merchandise for the film, and has had great success selling items ranging from t-shirts and hats to replica props and Halloween masks. We believe our ability to generate additional revenue tied to our projects is valuable for both Legion M and our partners.

Since our success with Mandy, Legion M has acquired merchandising rights to a number of our other projects including Archenemy, “The Left Right Game,” Jay and Silent Bob Reboot, The Emperor’s Blades, Memory: The Origins of Alien, and Save Yourselves!. For some of our projects we sell the project media itself, including DVD’s, Blu-Ray’s, digital movie downloads, books, albums, and comics. In 2020, we expanded into consumables with the addition of Cheddar Goblin and Macaroni and Cheese (from the film Mandy) and Archenemy Whiskey to our consumer product portfolio.

Our Consumer Products and Media Revenue comes from a number of different sources:

•	Direct to consumer sales through the Legion M channels (including our shop.legionm.com online store and Amazon storefront)
•	Wholesale sales of Legion M product to 3rd party retailers (e.g. Hot Topic)
•	Sublicensing to 3rd party manufacturers for their products (i.e. earning royalties by allowing a 3rd party to create and sell products of their own)

Today, consumer products and media sales represent a significant component (72% in 2019 and 72% in 2020) of our revenue. For more information on “Consumer Products and Media Revenue”, please see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

From an investment perspective (e.g. if we evaluate the time and money we invest in consumer product initiatives using the same criteria we use to evaluate our project initiatives), consumer products offer a number of unique advantages:

•	The risk of launching a new products is relatively small – particularly now that “print on demand” technology eliminates the risk associated with inventory requirements for many items like t-shirts, posters, hats, etc.
•	The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it’s possible to start making money from merchandise related to a film even before it is released.

•	Revenue from merchandising comes directly to Legion M, from which we pay royalties that get put into the waterfall (the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). This is a more advantageous position than other models where revenue is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s even possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to Legion M.

We also believe that the investments we make in consumer products related to our projects pays dividends beyond the revenue they generate. It’s not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Revenue (if any) from our consumer products and media sales is broken into two categories:

•	Revenue tied to contracts with our projects (e.g. Mandy, Save Yourselves!, etc.) is included in the “Project Revenue” category.

•	Revenue not tied contracts with our projects (e.g. Legion M merchandise) is included in our “Non-Project Revenue” category.

Revenue from both of these categories is broken out in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Comic Books

In early 2019, we used Kickstarter to launch presales of a comic book and consumer product line for Girl with No Name, a feature film on our development slate. The comic book was developed by Legion M based on a story adapted from a segment of the film script. In less than 6 weeks, the Kickstarter campaign closed with over $125,000 in sales from over 2,800 backers, making it the most-backed comic book project in the history (at that time) of Kickstarter, despite the fact it was a brand new, never-before-released IP.

From an investment standpoint, comics represent a relatively inexpensive (compared to film and TV) way to develop and monetize IP. And while we believe comic books are an interesting potential revenue stream for Legion M, we’re particularly interested in ways that we can use comics to prototype, subsidize, and facilitate the development of film and television projects.

For example, the Girl With No Name comic book was essentially a first pass at storyboards for a Girl With No Name feature film. The process of developing the comic book gave our director and producers a chance to flesh out the visual style of the film, and to also get feedback on their creative decisions from fans. As part of the Kickstarter, we created opportunities for backers to engage through an online development meeting, shared Pinterest boards, etc., where they provided feedback that could prove invaluable to the development of the feature film. Most of all, this effort provided commercial validation, elevating Girl With No Name from “an award-winning script” to “an award-winning script behind the one of the most successful comic book Kickstarter projects of all time,” which we believe has increased our chances of getting the feature film made.

While the Kickstarter ended in 2019, Legion M continues to sell both the comic book and merchandise related to Girl With No Name in the Legion M store as well as select comic book shops. Revenue collected from this project is categorized as “Project Revenue” and “Consumer Products and Media Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Podcasts

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Structured similar to some of our Film P&A Investments, Legion M is investing “in-kind value” for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for “The Left Right Game” in the Legion M store.

In the case of “The Left Right Game,” Legion M got involved after the series had already been released and rights to a television series had already been secured by Amazon Studios. Because of this, our cash and “in-kind” investment in the project, as well as the potential return we’d see from that investment is fairly small. We see our involvement in “The Left Right Game” primarily as a way to “dip a toe” into the podcast business and hopefully build a relationship with QCODE and/or Amazon.

In addition to potential payments from the distributor, we also have merchandise contracts in place for “The Left Right Game” which provides additional an revenue opportunity for the Company.

Like with comic books, we see Podcasts not only as a potential revenue stream for Legion M, but also as a way to monetize the development process as we prototype, develop, and build traction around new IP.

Any revenue (if applicable) collected from this project is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to merchandise sales is categorized as “Consumer Products and Media Revenue.”

Live Event Production

Legion M has produced two major live events — the “Celebrating Stan Lee” handprint ceremony and after-party in 2017, and the “Excelsior!” tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted in early 2019 shortly after Stan passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales.

Neither of these events were intended to generate a profit. This was due to a number of reasons – not the least of which is the fact we didn’t feel it was appropriate to profit from the handprint ceremony (which was billed as “the fans’ gift to Stan”) or a memorial benefit. That said, the revenue generated by these events helped subsidize the costs of what we believe were extremely effective ways to generate exposure and build goodwill within the industry and fan communities. Both of the events included a long list of industry participants and guests, including Kevin Feige (head of Marvel Studios), Mark Hamill (Star Wars), Laurence Fishburne (The Matrix), Kevin Smith (Jay and Silent Bob Reboot), Chadwick Bozeman (Black Panther), Todd McFarlane (Spawn), and many, many more. Both events also generated extensive news and media coverage from around the world, and provided an opportunity for Legion M to “open the gates of Hollywood” and bring our members/shareholders to events that are typically reserved for industry insiders.

In addition to these major events, Legion M has hosted smaller events, including the “Legion M Lounge” at the Sundance Film Festival and at San Diego Comic Con, and the “Fan Oasis” at Los Angeles Comic Con. While these events are typically free (i.e. there is no ticket sale revenue) we have had some success selling sponsorships. Again, our goal with these events to date has not been to generate a profit (although we’d certainly love to if we could find the right sponsor), but to offset the costs of marketing efforts that allow us to promote our projects and grow our community.

Revenue from the two Stan Lee events is categorized as “Project Revenue” during the appropriate reporting period. Revenue from sale of merchandise and media related to these events is categorized as “Consumer Products and Media Revenue.”

Sponsorship revenue (if any) from our Lounges at Comic Con and Film Festivals is included as “Non-Project Revenue” during the appropriate reporting period.

Results for all of these categories can be found in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Development, Packaging and Producing

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, writing treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to studios, streaming services, networks, distributors and other potential partners. The goal of development is to typically to package a project and then sell it so the project can be produced.

Legion M has dozens of projects in the development stage. This includes projects like ICONS: Face to Face where we invested cash to film a pilot, The Emperor’s Blades and Ghosts of Manhattan where we licensed rights to an existing novels to develop into a film or TV series, as well as projects like Airship Cowboys and Stunt Team: Drive where there is little or no cash required and our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high.

Working with Endeavor Content and other partners, we’ve actively pitched projects to partners like Netflix, Amazon, Hulu, Apple TV+, FX, Sony, HBOMax, and more. As of this writing (April 27, 2021) we have not sold any of these projects, but are in negotiations with a partner for one that we hope will close soon. Each pitch we make is an opportunity to launch a new movie, series, or franchise. In the meantime, we have been able to create consumer products and media revenue streams for development projects like Girl With No Name, and The Emperor’s Blades to offset some of our internal development costs.

Any revenue (if applicable) collected from these projects is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of consumer products and media (including comics and books) is categorized as “Consumer Products and Media Revenue.”

Finance Plan

As of April 2021, we have raised over $11,000,000 from more than 25,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would provide hundreds of millions of dollars for the development of projects. We expect it will take us many successive fundraising rounds to achieve this goal, but if we’re successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects.

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, NBCUniversal, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks, technology and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the art of media and entertainment, but the business of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we’ve established a remarkable board of advisors which currently includes:

•	Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount

•	Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the Company behind “Robot Chicken,” “Supermansion,” and “Buddy Thunderstruck”

•	Scott Landsman, Senior Vice President of Comedy Development at Sony TV

•	Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and Former CEO of Meltdown, Inc.

•	Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers

•	Lisa Taback, VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)

•	Kerry O’Quinn, Creator and Publisher of STARLOG, FANGORIA, CINEMAGIC and COMICS SCENE magazines

•	Tim League, CEO of Alamo Drafthouse, Founder of Fantastic Fest, Co-founder of NEON

•	Adam Rymer, Former President of Legendary Digital Networks

•	Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media

•	Michael Arrieta, Business Development Expert, COO of Relativity Media, founder of Big Air Studios and former Sony Executive

•	Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin’s Movie Guide.

•	Christian Parkes, CMO NEON, Former CMO Alamo Drafthouse, Co-founder Beyond Fest

•	Andrew Cosby, Co-founder of Boom! Studios, “Eureka” writer and showrunner, Hellboy screenwriter

•	Yuka Kobayashi, former Director of Stan Lee's POW Entertainment

•	Dean Devlin, Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of “The Librarians” and “Leverage,” Director of Bad Samaritan

•	Bill Duke, Actor, Director, Producer (Commando, Predator, “Falcon’s Crest,” “Charlie’s Angels,” “Law and Order SVU”)

•	Julianne LaMarche, Marketing and Strategic Planning, Former Co-President of BLT Communications, former President of Trailer Park

•	Martin Lauber, Founder, Swirl Advertising, Founder/Managing Partner of 19York

•	Lynn Bartsch, Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

•	Rao Meka, Founder of shopVOX, CEO of 1729 Pictures

•	Eric Ries, Author of “The Lean Startup,” Founder of the Long Term Stock Exchange

Employees

As of April 27, 2021, we have eight full time employees, eight part-time employees or contractors that typically work between 1 and 20 hours per week, and a variety of other part time employees/independent contractors we use on an as-needed basis.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

At this time we’re not aware of any direct competitors utilizing equity crowdfunding to unite entertainment fans like Legion M. The closest potential competitor we are aware of is a company called Angel Studios that recently raised $5 million for a number of projects (including “The Chosen,” which is a faith-based TV series following the life of Jesus Christ) as well as a fundraising platform for film and TV projects. Based on the materials we’ve seen to date they don’t appear to be a direct competitor, but that could change in the future.

In addition, we are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates and entertainment-related cryptocurrency offerings).

That said, as of April 2021, we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time this could change.

Intellectual Property

Legion M has the trademark to its name “Legion M.”

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $31,000. Operating mostly virtually, Legion M has virtual conference room space in Century City, CA.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to Legion M’s financial condition and results of operations and includes audited financial data through December 31, 2020, and should be read in conjunction with our financial statements and the related notes included in this annual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

2020 Operating Results

Our revenue for the year ended December 31, 2020 (“Fiscal 2020”) was $933,570, a 45% increase over our revenue of $645,565 during the year ended December 31, 2019 (“Fiscal 2019”).

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

•	Project Revenue. Revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document.

•	Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g. the “Legion M Lounge” at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue increased 34% to approximately $718,108 in Fiscal 2020 from approximately $537,707 in Fiscal 2019, and represented approximately 77% of our total revenue in Fiscal 2020 compared to approximately 83% in Fiscal 2019. The increase in project revenue was attributable to Legion M’s projects including Mandy, Jay and Silent Bob Reboot, Memory: The Origin of Alien, and Save Yourselves!.

Non-Project Revenue increased 100% to approximately $215,462 in Fiscal 2020 from approximately $107,858 in 2019, and represented approximately 23% of our total revenue in Fiscal 2020 compared to approximately 17% in Fiscal 2019. The increase in non-project revenue was primarily attributable to sales of cloth facemasks in the Legion M storefront during the pandemic and increases in shipping revenue.

In addition, Legion M’s revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

•	direct-to-consumer sales (e.g. via shop.legionm.com, amazon.com, in-venue activations, etc.),

•	wholesale sales to 3rd party vendors (e.g. Hot Topic, comic book shops, etc.), and

•	licensing agreements (e.g. sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It’s worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in before it feeds into the project waterfall (i.e. the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g. distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue increased 46% to approximately $673,928 or 72% of our revenue in Fiscal 2020, compared to approximately $462,771 or 72% of our revenue in Fiscal 2019. The increase in Consumer Products and Media Revenue from Fiscal 2020 to Fiscal 2019 was a result of increased merchandising capabilities and new products, including DVDs/Blu-rays for Jay and Silent Bob Reboot and Memory: The Origins of Alien, cloth facemasks, and products related to our Mandy and Jay and Silent Bob Reboot licenses.

Costs of net revenue in Fiscal 2020 was $841,135, a 59% increase compared to $529,153 costs of net revenue in Fiscal 2019. The rise in costs was tied to the corresponding rise in revenue, however our costs of net revenue grew more than our revenue during the period, yielding a gross profit of $92,435 in Fiscal 2020, which was a 21% decrease compared to our gross profit of $116,412 in Fiscal 2019. Our gross profit margin decreased to 10% in Fiscal 2020 from 18% in Fiscal 2019. The decrease in gross profit margin is attributable to an increase in the percentage of revenue recognized in Fiscal 2020 (compared to Fiscal 2019) with project-related costs that had been previously capitalized on the balance sheet. It should be noted that at this stage in the Company’s development we expect our revenue and margins to be volatile as we introduce and develop new revenue streams.

For Fiscal 2020, operating expenses were $2,327,833 compared to Fiscal 2019 operating expenses of $3,761,768, a 38% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest driver of our decrease was a reduction in sales and marketing costs, which were $574,857 in Fiscal 2020 compared to $1,989,641 in Fiscal 2019. Much of this decrease was due to reduction in spending precipitated by the COVID-19 pandemic, as during Fiscal 2020 we decreased fundraising (we sold $1,218,839 worth of shares during Fiscal 2020 compared to $4,386,442 worth of shares during Fiscal 2019), had fewer new projects to promote (Save Yourselves! and Archenemy released in Fiscal 2020 whereas Girl With No Name, Tolkien, Field Guide to Evil, and Excelsior! Stan Lee Tribute, released in Fiscal 2019), and generally clamped down on much of our spending due to uncertainty caused by the pandemic. Travel expenses also decreased during this period, to $22,580 in Fiscal 2020 from $162,781 in Fiscal 2019 due to reduced travel during the pandemic.

These decreases were partially offset by increases in the costs associated with compensation and benefits to employees and independent contractors as well as an increase in professional fees. Our compensation and benefits costs include not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in productions” on our Balance Sheet instead of the “Compensation and Benefits” line of the Statements of Operations.

Our cost of compensation and benefits increased to $1,274,320 in Fiscal 2020 from $ 1,124,214 in Fiscal 2019 which was primarily attributable to the hire of two new employees (as of December 31, 2020, we had eight full-time employees, versus six full time employees as of December 31, 2019). Our cost of independent contractors increased to $93,188 from $77,925 , as a result of an increased utilization of independent contractors. Our cost of professional fees increased to $168,193 in Fiscal 2020 from $116,233 in Fiscal 2019 due to an increase in legal and accounting fees.

Our general and administrative costs were fairly consistent, increasing to $176,939 in Fiscal 2020 from $158,531 in Fiscal 2019.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. In Fiscal 2020, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. These costs are recognized on the Statements of Operations as cost of net revenue in Fiscal 2020. In addition, we had some costs for unreleased projects that were capitalized during Fiscal 2020. As a result of these factors, as of December 31, 2020, we had $896,419 of capitalized “Investments in productions” on our Balance Sheet, compared to $1,055,613 as of December 31, 2019.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Fiscal 2020 and Fiscal 2019 ($9,327 vs. $9,732, respectively).

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2020 was $2,225,398, a 39% improvement compared to our loss of $3,645,356 in Fiscal 2019.

Management Evaluation of Operating Results

When reviewing the financials above, one might ask “why would I invest in a company that’s spending millions more than it makes each year?” This is a very valid question — not just for you but for Legion M’s executive staff as well. After all, we’re investing in Legion M alongside you — with our money, reputations, and our careers.

Legion M is still an early stage company. As of April 2021, Legion M has raised a total of $11 - $12 million, which puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding).

When evaluating startups at Legion M’s stage (approximately $35-$40 million market cap/valuation), we believe it’s more important to look at potential for growth rather than near-term revenue. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn’t invest because of the P&L–you’d invest in the vision for the future.

Similarly, when evaluating Legion M, we believe the salient question is whether you believe we are more likely to become a Facebook, Tesla, or Amazon, versus a Pets.com, MoviePass or Quibi (all which flamed out spectacularly), or one of the countless other startups that went under before we ever learned their name.

Investing in startups is inherently high risk, but if you pick the right one, there is potential for very high rewards. We believe the keys to “picking the right one” boils down to (a) the size of the Company’s vision and (b) the team’s ability to execute (and evolve the vision as the Company grows).

In that regard, we believe Legion M is well positioned. We believe we can leverage the once-in-a-lifetime disruption of the JOBS Act to create a company with sustainable competitive advantages in multi-trillion dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder named Phillip Alvelda) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. That company that grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something that’s never been done is always a gamble, but we’ve been here before, and we like our odds.

Key Performance Metrics

As a startup, our primary focus is growth. At this stage in our development we have a relatively limited amount of money, necessitating a highly strategic allocation. We consider three primary metrics when evaluating projects and initiatives.

Revenue - Like any other company, the goal of Legion M is to make more money than we spend. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, a project’s ability to help us grow the Legion is an important consideration.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for our Company and our partners.

Effects of Scale on Financial Performance of Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a cash investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening-weekend meetups around the country, which cost us $5,000 worth of man-hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, considering both our time and our cash, our investment in the project is $115,000.

Based on the box-office success of the film we achieve a 15% return on our cash investment, and when the contract is concluded we receive a check for $115,000. In total, we invested $115,000 (in cash, labor and expenses) and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our Company at this stage:

•	As we grow, we expect the amount of money we have to invest in projects to get larger, whereas we expect the time we spend supporting them to stay about the same (or potentially even go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film (instead of $100,000), our 15% return would yield us $1,150,000 in return, and after deducting the $15,000 worth of expenses, we’d have ended up with $135,000 in net profit rather than simply breaking even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.
•	Legion M’s strength is proportional to (a) the amount of money we’ve got to invest, (b) the size of our community, and (c) the length of our track record. We’ve seen over the years that as these factors have grown, our access to projects has increased, and the terms we’ve been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn’t assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not but, in either case, the work we do helps us grow the Legion and “level up” to larger opportunities. In the short time we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

Traction and Milestones

Even though what we’re doing is relatively new, we’ve seen the power our community can have on our success. Legion M is a relatively small company with budgets that are nearly non-existent by Hollywood’s standards. The fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business, including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Tim League, Tom Quinn, Leonard Maltin, and many more.

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation and proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

•	We’ve demonstrated that we can build a fan-owned company. With over 25,000 investors (as of April 2021) Legion M is one of the most successful crowdfunding companies in JOBS Act history.
•	We’ve proven we can build a community. With over 125,000 members (inclusive of investors), Legion M is creating a movement of fans eager to help shape the future of Hollywood.
•	We’ve proven that we can activate fans, organizing hundreds of volunteer meetups all over the country to support the opening of our films and creating social media campaigns that are shared thousands and even tens of thousands of times.
•	We’ve proven that we can make an impact on a film’s release, and have glowing references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.
•	We’ve vetted our idea with industry veterans – many of whom have agreed to join our advisory board, including Eric Ries (The Lean Startup), Leonard Maltin (Entertainment Tonight), Tim League (Alamo Drafthouse, NEON), Lisa Taback (Netflix), Andrew Cosby (Hellboy, “Eureka”), Lynn Bartch (Lucasfilm), and Bill Duke (Predator, Commando). Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, “Legion M is the Future of our Industry.”
•	We’ve proven that we can generate revenue from multiple streams including film financing, distribution, sponsorships, merchandise sales, marketing fees, ticket sales, comic book sales, and more.
•	We’ve proven that we can establish a new IP, generating over $125,000 from over 2,800 backers in Kickstarter pre-release sales for Girl with No Name, setting a record for the most backed project in the history of Kickstarter’s comic book category.
•	We’ve proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
•	We’ve proven that our services have value for studios, with a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.
•	We’ve proven we can use our community to generate valuable data. In 2019 over 1,000 members cast over 40,000 votes on our FILM SCOUT platform at Sundance Film Festival, generating data that led to a partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien. In 2020, over 100,000 votes were cast leading us to partner with Bleeker Street Media for the release of Save Yourselves!
•	We’ve proven we can “Open the Gates of Hollywood” for our shareholders, providing exclusives like premiere tickets (Jay and Silent Bob Reboot, Tolkien, Colossal), set visits (Jay and Silent Bob Reboot, Archenemy), priority access to casting as extras (Jay and Silent Bob Reboot, Archenemy), lounges at Sundance Film Festival and Comic Cons, house parties with celebrities (Celebrating Stan Lee), and online livestream Q&A with creators (including Dean Devlin, Andrew Cosby).
•	We’ve developed a relationship with Endeavor Content, one of the premier Hollywood agencies, and had previously retained them to assist with packaging/selling our development projects.

Scaling The Legion

The first step for a first-of-its-kind company is proving that it is viable. When we started the Company, we had to prove that (a) we could raise money from fans and (b) we could build competitive advantages and generate revenue. We believe the steps we’ve taken have clearly illustrated the potential power of a fan-owned company and provided a strong foundation upon which to execute our vision.

We believe the key to success for Legion M is scale. After all, a Legion of 1 is valueless, but a Legion of 1,000,000 could be invaluable. Our long-term goal, which is baked into our logo, is to unite 1 million fans as shareholders of our Company. We know this is ambitious—equity crowdfunding is new, and nobody yet knows what is possible — but the whole reason we founded Legion M is because we believe a company of that magnitude could become one of the most influential companies in Hollywood.

As of April 2021, we have over 125,000 members in our community — over 25,000 of which are also investors. As we march toward our goal of 1 million shareholders, we’ve seen first-hand that our power as a company grows along with the size of our community. The larger we are, the broader our reach, and the more interesting we become to studios, producers, distributors, and other partners. With each project we complete our reputation, network, and references grow, and the better we understand how we can effectively harness and leverage our community.

We’ve witnessed the impact a Legion of 25,000 investors can have. Now our mission is to grow it — to 50,000, to 100,000 and beyond!

Active Projects

Legion M defines “Active Projects” as projects that are either (a) currently generating revenue or (b) expected to generate a significant amount of future revenue. Any revenue generated by Active Projects is included as Project Revenue during the appropriate reporting period. If a project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of April 27th 2021, Legion M has the following active projects that have either released, or will be releasing soon:

MANDY

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the fest with a 100% Rotten Tomatoes score when the festival closed. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ Entertainment, and was released in theaters and on-demand in September of 2018.

As an equity stakeholder in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy, and offers a robust array consumer products.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019 and is currently (April, 2021) available on Hulu.

As an equity investor in the film, our return is based on revenue generated by the film.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. Legion M participated in the production of the movie in New Orleans, securing priority access for our investors to become extras in the film and a pair of set visits/walk-on roles.

The film released in October 2019 with a multi-prong release strategy that included two Fathom special events, a “Reboot Roadshow” featuring live performances by the films two stars Kevin Smith and Jason Mewes, and openings in selected theaters around the country. The Reboot Roadshow proved to be extremely successful, and after a first run in late 2019 was extended to add a series of dates in 2020.

Legion M supported the film with activations at comic cons (including Silicon Valley, New York, San Diego and Los Angeles) prior to release, as well as over 150 meetups around the country for the two night Fathom event. We also secured tickets that allowed many of our investors to come to the Hollywood red-carpet premiere.

As an equity investor in the film, our return is tied to the success of both the movie and the Reboot Roadshow. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license, and carries a robust line of merchandise in our store.

MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier that year. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). The film released in select theaters and On-Demand October 4th 2019, and became available for purchase on VOD, DVD, and Blu-Ray November 19th 2019.

This project was unique in that it was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film released October 4th, it became the first time that fans have united to find and help fund the distribution of a film from Sundance.

As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue earned from theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

ARCHENEMY

On November 14, 2019, Legion M announced that it had joined SpectreVision as executive producer and financier of the feature film Archenemy, a gritty, hard-edged epic that turns the superhero genre on its head. The film stars Joe Manganiello (Magic Mike, True Blood, Rampage) and was written/directed by Adam Egypt Mortimer (Daniel Isn’t Real) from a story by Mortimer and Lucas Passmore.

When the film went into production in late 2019, Legion M secured a number of perks for investors, including set visits, the ability to be an extra in the film, and the ability to be a part of the film by donating goods or services. One Legion M investor’s car was cast in the film, giving them the opportunity to be on set for much of the shooting.

The film premiered at Beyond Fest in October 2020, and released in theaters and On Demand on December 11, 2020.

As an equity investor in the film, Legion M’s return will be based on the revenue generated by the film. We also financed the soundtrack, providing an addition source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Structured similar to some of our Film P&A Investments, Legion M is making an “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for “The Left Right Game” in the Legion M store.

In the case of “The Left Right Game,” Legion M got involved with the podcast after the series had already begun releasing and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Because of this, our investment in the project is fairly small (compared to all the other projects on our slate). We see it primarily as a way to “dip a toe” into this business model and build a relationship with QCODE.

SAVE YOURSELVES!

In June 2020, Legion M announced a partnership with Bleecker Street Media for the release of Save Yourselves!, a sci-fi comedy written and directed by Eleanor Wilson and Alex Huston Fischer, and starring Sunita Mani (“Mr. Robot,” “Glow”) and John Reynolds (“Stranger Things,” “Search Party,” Horse Girl). The film released in theaters and living rooms (via DVD, Blu-Ray and VOD) in October 2020. This project was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 100,000 votes to help us evaluate potential acquisition targets at the 2020 Sundance Film Festival.

Legion M’s return on this project will be based on success of the film in the first 2 years of release. In addition, we’ve secured a merchandise license for the film, and have a robust line of merchandise in the Legion M store, along with both wholesale and licensing arrangements for 3rd parties that wish to sell (or develop and sell) consumer products related to the film.

Development Projects

In addition to the projects above that either have released or will be releasing soon, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series, and other entertainment projects. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced. For more information, please see the “How We Make Money” section above. While the odds of success for development projects are low, the potential value if they make it to market can be quite large.

Note that while Legion M has been able to generate revenue from some of our development projects (specifically The Emperor’s Blades and Girl With No Name, which have generated Project Revenue from sales of books, comic books, and associated merchandise), most development projects represent speculative bets that will only pay off if the project is sold.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

THE EMPEROR’S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley’s epic fantasy trilogy Chronicle of the Unhewn Throne as a television series titled after its first novel, The Emperor’s Blades. The Lord of the Rings trilogy co-producer and second unit director Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) joined as executive producers. Legion M attached two unannounced showrunners and engaged with world-famous Weta Workshop (Lord of the Rings, Avatar, Blade Runner 2049, Mad Max: Fury Road, etc.) to develop early concept artwork. In 2020, we attached Powerhouse Animation(“Castlevania,” “Blood of Zeus,” “Seis Manos,” etc.) to develop the project as an adult animated series. As of April 2021, we are in negotiations with a partner for potential sale of the series.

GHOSTS OF MANHATTAN

On September 24, 2020 Legion M announced a partnership with Powerhouse Animation (“Castlevania,” “Blood of Zeus”), Emmy Award-winning showrunner Aaron Waltke (Trollhunters) and producers Michael Uslan (Batman), David Uslan (Constantine) and Bowman Modine to turn George Mann’s Ghosts of Manhattan book series into an adult animated sci-fi series or feature film. As of April 2021, we are finishing the creative take, packaging the project with talent and pitching the project to buyers.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) to develop Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $135,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the single-issue comic book category at that time. The success of the Kickstarter campaign has generated not just revenue, but also traction for the IP that we believe will be of use in the further development, packaging, and selling of the project.

As of April 2021, we’ve hired casting directors for the feature film and are working with our partners to attach cast that we believe will help us package and finance the production of the film.

ICONS: FACE TO FACE

“ICONS: Face to Face” is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans, and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc, or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons — told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come.

In January 2017, Legion M filmed a pilot episode of the “ICONS” series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. The host and interviewer for the pilot was director, actor, author, and comedian Kevin Smith — a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place.

While VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around (Joannie passed away in 2017, and Stan followed in 2018). We believe our footage is one of the last comprehensive interviews with Stan, captured in excruciatingly high fidelity with one of his closest friends and the love of his life. We believe this footage has potential to provide value for generations to come.

“ICONS: Face to Face” and the rights to the Stan Lee footage is wholly owned by Legion M. As of April 2021, the project is on hold pending resolution of matters outside of Legion M’s control.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi/fantasy series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creator of SyFy’s hit series “Eureka”) has attached to the series as showrunner. As of April 2021, we’ve attached a studio-based production company and are working with our partners on finalizing the pitch so we can approach buyers.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator.”

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show, or virtual reality idea.

Between the Elevator at Comic Con and an online submissions period, we captured over 400 pitches. We then built an online game that allowed members of the Legion to evaluate the pitches and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion that will win a development deal with Legion M.

The “Pitch Elevator” activation and digital series is wholly owned by Legion M. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of April 2021, we are planning to use the first season’s content to build a prototype of the series on our LegionM.TV Twitch channel.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE

In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

DEFIANT

On March 10, 2021, Legion M announced Defiant, a new feature film project that is like Glory meets Ocean's 11 in the thrilling TRUE story of the most audacious heist in US history. The project was brought to Legion M’s attention by fans in the company’s Facebook group and its screenplay was written by a Legion M member. The script received positive coverage from Endeavor Content, and we partnered with the Wolper Organization (producers of "Roots") and legendary actor, director, producer & Legion M advisor Bill Duke (Mandy, Predator, "Black Lightning").As of April 28, 2021, we are leading a social media campaign with the purpose of rallying fans to show their support of turning this true story into a feature film inspired by the life of Captain Robert Smalls, and we are also packaging the project.

MAN IN THE WHITE VAN

On March 18, 2021, Legion M announced The Man In The White Van, an elevated Hitchcock-style thriller set in Brooksville, Florida, 1974 based on a true story about a serial killer’s first victim. Partners on the project include writer/director Warren Skeels (director of feature documentary Thespians, and creator/director/executive producer of MTV’s "Siesta Key"), producer Anne Marie Gillen (Fried Green Tomatoes) and co-writer Sharon Y. Cobb (June). As of April 28, 2021, we have hired a line producer and casting directors for the film, and we hope to shoot in Q3 or Q4 of 2021, pending financing.

THE GRAY AREA

On March 26, 2021, Legion M announced a paranormal cop project that received high ratings in our M-Pulse survey; the graphic novel created by John Romita, Jr. (Kick-Ass) and Glen Brunswick (Frequency), written by Glen Brunswick, illustrated by John Romita, Jr. and Klaus Janson called The Gray Area. Legion M has attached producers Michael Uslan (Batman) and David Uslan (Constantine), as well as an unannounced writer to the project to adapt it as a feature film or television series. We are currently putting together a pitch to take to buyers over the next few months.

THE BOOK

On April 8, 2021, Legion M announced The Book, a graphic novel from Arcana Comics co-created by Erik Hendrix and Michael David Nelsen. The story tracks a group of young friends backpacking through Italy who come upon a travel guide called “The Book,” which promises unique off-the-beaten-path adventures. However, they get more than they bargained for when The Book leads them into the clutches of a demonic cult. We believe that The Book has immense franchise potential. A thematic mashup of The Da Vinci Code, Hostel, The Ninth Gate, and Final Destination, the storyline leaves room to explore a world in which different travelers around the globe discover pages that lead them on strange and possibly dangerous adventures. Our producing partners on this project include Arcana Comics and David Uslan, and we are currently approaching writers and directors to package before taking to buyers.

DESTINATION FANTASTIC

On April 13, 2021, Legion M introduced our latest TV series in development: "Destination Fantastic." A sci-fi/fantasy inspired travelogue show, the audience will journey to places that inspired the fantasy/sci-fi genre in art, literature, music, and film. When possible, the series will talk directly with the creators of the world's greatest fantasy and genre works. We describe it as "Anthony Bourdain: Parts Unknown" but for geek culture, hosted by famed game master and fine artist Stefan Pokorny and co-produced by game master, author, and illustrator Satine Phoenix.

Completed Projects

Once a project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of April 2021, Legion M has the following completed projects. Except where noted below, revenue attributable to the project (if any) was included in our financial statements during the period in which the project was completed.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. While this project still contributes a very small amount of revenue in the form of merchandise sales, we consider the project completed in 2017.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, Spawn creator Todd McFarlane, “S.H.I.E.L.D.” star Clark Gregg and Black Panther star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. While this project still contributes a small amount revenue in the form of merchandise sales, we consider the project completed in 2017.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

Excelsior! A Celebration of the Amazing, Fantastic, Incredible & Uncanny Life of Stan Lee

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by “giving back” the Stan and the community of fans who loved him (see “How We Make Money – Live Events” for more information). This project was completed in 2019.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film. This project was completed in 2019.

Burn/Runway Analysis

Managing burn rate (the rate at which we’re spending money) and runway (the amount of money we have available to us) is one of the most critical aspects of running a startup. If you spend too fast, the Company can run out of money. If you spend too slow, you may never get off the ground. Both of these can be fatal for the Company.

In conjunction with the information above, we thought it might be useful to explain how we think about our spending. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the “costs of doing business”—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don’t have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend’s couches whenever possible to save on travel costs. Our founders have taken big pay cuts to work at Legion M, and are working for salaries well below their previous jobs or what they could make elsewhere. We do this because our upside with Legion M is the same as our investor’s – the value of the stock – and we want to every dollar we spend to grow that value.

Growing the Legion

As described above (see “Management Evaluation of Operating Results”), we believe that growing the size of our community is the single best way for us to increase the value of our Company. Everything we do – from our projects to our activations at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

The money we spend on growth varies greatly from month to month. As a data driven company (both our founders have deep Silicon Valley roots), our focus is finding cost-effective ways to promote and grow the Legion. For example, we’ve found that online advertising is a good way for us to find new investors. The great thing about this sort of marketing is we can measure the effectiveness of each campaign (i.e. the cost required to acquire a sale or investment as percentage of such sale or investment), and scale it accordingly. If a campaign is converting at a reasonable cost, we turn it up. If it’s not we turn it off. We’re willing to spend quite a lot of money on marketing like this, but only if we know it’s being spent efficiently.

Another example of a technique we use to grow the Legion is strategically partnering on projects. We’ve found that marketing Legion M in the context of our projects (e.g. “Join the fan-owned company that helped bring Jay and Silent Bob back to the big screen!”) is one of the most efficient ways for us to grow the Legion. Most of the activations we use to promote our projects involve things like marketing on social media, hosting panels at comic-cons, and organizing volunteer meetups – all of which are all effective ways for us to grow our community.

External Project Expenses

The financing, development, and monetization of entertainment projects are the engine that will eventually drive our business. To date, this includes external projects (Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Memory: The Origins of Alien, Jay and Silent Bob Reboot, Archenemy, Save Yourselves!, “The Left Right Game”) that we invest in, as well as development projects (e.g. The Emperor’s Blades, “ICONS: Face To Face,” Girl with No Name, etc.) that we develop ourselves.

At this point in the Company’s development, each project is a stepping stone to help us grow our community and establish Legion M in the industry. As you can see in the section “How We Make Money,” we’re actively experimenting in many different realms with many different models, including equity financing, P&A financing, merchandising and licensing, film distribution, marketing partnerships, event production, film & TV development, podcasts, comic books, and virtual reality. While every investment we’ve made so far has been done with an intent to make a profit (with the exception of the Celebrating Stan Lee Event and Excelsior! Stan Lee Tribute benefiting the Hero Initiative), we believe there is also significant value in these early projects’ ability to grow our community, strategically “level up” within the industry, and serve as prototypes that allow us to better understand the opportunities and challenges of activating our first-of-its kind community.

Internal Project and Business Development

This is the equivalent of “R&D”—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

•	Creating and cultivating relationships with partners (studios, agents, talent, distributors, production companies, sponsors, etc.) who may have projects we’re interested in, or might be interested in our projects.
•	Negotiating partnerships and acquiring rights associated with films, books, scripts and other entertainment content.
•	Reading and evaluating scripts and project proposals.
•	Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners.
•	Pitching projects to potential buyers and/or financiers.
•	Developing new lines of business (e.g. consumer products, event sponsorships) for Legion M and our projects.
•	Developing technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow Legion M to harness the power of our community).

Most of the activities for this category are undertaken by our existing team, which means the costs are largely reflected in the cost of compensation for our employees and contractors.

Other Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

•	Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we plan to continue spending on marketing that will help grow the Legion M community.

•	As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. As of April 2021, we don’t have any open positions, but that could change in the future. As a rule, we are very careful and slow to hire, as we want to ensure we’re closely managing our burn rate.

•	Compensation for Legion M’s top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the Company matures we expect to increase executive pay closer to market levels. Also, in response to the COVID-19 pandemic, most of our staff (including the executives sitting on our Board of Directors) have also taken a 20% reduction in pay (see the “COVID-19” section below).

•	Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don’t have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

Liquidity and Capital Resources

 As of December 31, 2020, Legion M had approximately $158,871 cash on hand.

As of April 27, 2021, Legion M had approximately $371,763 in cash on hand. As of June 30, 2021, the Company had received disbursements of $1,208,733 from its Round 7 (via Regulation CF), which began August 7, 2020, and ended on April 29, 2021, and has approximately $50,000 worth of Round 7 funds in escrow awaiting disbursement.

In May of 2020, we received a loan made available under the Paycheck Protection Program (PPP) implemented under the CARES Act in response to the COVID-19 crisis. This loan allowed us to borrow $139,868 from the SBA to fund payroll. If we’re able to meet certain conditions, most or all of the loan will be forgiven. As of April 2021, this loan has been completely forgiven.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA. Note that the amount of this grant may be deducted from any potential PPP loan forgiveness

In March of 2021 the Company received a second PPP loan under similar terms as the first for an amount of $108,573. As of April 2021, the Company expects to receive complete forgiveness of the loan.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments start in January 2022 and will be $236 per month.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had six successful rounds of equity crowdfunding so far, and are planning more in the future. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

COVID-19

Like every other company on the planet right now (April 2021), Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. We wanted to take a moment to share our current view of the situation, and talk about some of the steps we've taken to face it.

What We're Seeing

From an industry perspective, we're as bullish as ever on the long-term potential of Legion M (though as always, please read our “Risk Factors”). The entertainment industry isn't going anywhere, and if history is any guide it will likely flourish as humankind deals with COVID-19. Some areas of the industry (e.g. theatrical releases) are suffering while others (e.g. online streaming) are growing, but on the whole, we firmly believe that the need to "escape reality" and bring light into dark times is universal. And as a small, nimble startup we believe Legion M is well positioned to adapt and navigate a rapidly changing marketplace.

Consumer Products and Licensing

To date (April 2021), we do not believe we have seen a significant impact on our ecommerce merchandising revenue due to COVID. Revenue from ecommerce sales (including our shop.legionm.com online store and Amazon storefront), and licensing partnerships saw an increase on 2020 compared to 2019 as we expanded our offerings and distribution.

Revenue from wholesale from brick and mortar retailers and in-venue revenue at events such as Comic-Cons have been severely impacted. While neither of these have been significant revenue streams for Legion M in the past, we had plans to expand them in 2020 that have been put on hold by the pandemic.

Existing Projects/Investments

We were very fortunate timing-wise when it comes to the Jay and Silent Bob Reboot Roadshow (which finished in January of 2020) and the shooting of the film Archenemy (which also wrapped in January of 2020). Had the virus hit a couple months earlier, we could have seen substantial impacts to both of those investments.

Aside from that, Legion M had two film projects release during the pandemic:

Save Yourselves! The release of Save Yourselves! (see “Active Projects”) was dramatically affected by COVID-19. It was originally planned to have a summer theatrical release, but rapidly changing conditions caused by the pandemic precipitated multiple shifts in release date and strategy. The film eventually released in theaters on October 2, 2020 and elsewhere (e.g. DVD, Blu-Ray, On-Demand) on October 6, 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. Legion M’s revenue for Save Yourselves! is tied to the success of the film over the first two years of release, and while it is impossible to know the exact impact of COVID, we believe it substantially impacted the prospects for this movie.

Archenemy. COVID also had a strong impact on the release of Archenemy (see “Active Projects”). The film released in theaters and On-Demand December 11th 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. That said, demand for online content is high, and the lack of new movies (especially big studio films) in the marketplace has created unique opportunities for independent films like Archenemy which likely would have had a “day and date” release (a release strategy that is less reliant on theatrical ticket sales than a traditional release) even without a pandemic.

As an equity investor in Archenemy, our revenue comes from a wide array of sources including US and foreign territories. While we expect that COVID will have an impact on the amount of revenue the film generates, at this point it’s too early to quantify exactly what that impact will be.

Future Projects/Investments

The impact on potential future film projects remains to be seen. Some of the tactics we've used in the past to promote movies (e.g. Comic-Con activations and opening weekend meet-ups) have not been possible since the pandemic began, and may not be possible for some time. We expect that distributors will continue to dramatically change release strategies (e.g. opting to release films directly to digital rather than into theaters). That said, the need to market films is just as important for online distribution as it is for theatrical distribution, and many of the tactics Legion M uses (e.g. grassroots social sharing, viewing kits, merchandise bundling, online virtual events, etc.) will likely become even more important than ever. We have not seen any decrease in partners who are interested in working with Legion M on new projects. As you can see in the "What We’re Doing" section below, we're doubling down on the areas we believe will be most effective moving forward.

Development Projects

As for the development side of our business (i.e. projects like The Emperor's Blades that we're trying to package and/or sell), we have not seen a substantial impact to our business prospects. We were in the process of setting pitch meetings for one of our TV projects just about the time widespread lockdown measures went into effect, and while this resulted in a delay of a few weeks, those meetings still happened – they were simply done over videoconference rather than face to face. All signals we’ve seen are that buyers are still buying, and it stands to reason that streamers are as hungry for new content as they've ever been. One step that we've taken is increasing our focus and resources for projects that can be done with social distancing restrictions in place (e.g. diverting focus from projects with a near-term need for large crews, sets, or face-to-face interaction and refocusing on projects that can move forward while respecting social distancing guidelines, such as animation).

Fundraising

We believe that the biggest potential threat of COVID-19 for Legion M is on our fundraising. While we're as bullish as ever on the long-term potential for what we're doing, we're also a startup company, which means our ongoing operations are reliant upon raising funds from investors. Further, as a company whose competitive advantage is measured by the size of its community, we believe it's important for us to continue growing the Legion.

Prior to 2020, the number of investors in Legion M had grown at a rate of roughly 2X per year. 2020 was a slow year for growth, which is not surprising given the state of the affairs (global pandemic, economic meltdown, racial and political unrest). Legion M’s 7th round of fundraising closed on April 29th. We’re continuing to explore new channels for us to market Legion M and growing our investor base. In the meantime, by reducing our spending and increasing our revenues we’ve been able to extend our runway and reduce our reliance on fundraising for our ongoing operations.

What We're Doing

In mid-March 2020, Legion M developed a plan for adapting to potential disruptions caused by COVID-19. As of April 2021, the following steps have been implemented:

•	We cut back wherever possible to extend our cash runway. We eliminated and/or dramatically reduced non-essential contractors, slashed spending on travel, and dramatically reduced discretionary spending.
•	In April of 2020, we implemented voluntary staff pay cuts. As a team, we decided we were all willing to take voluntary pay cuts to give Legion M the best chance of surviving this difficult time. Our CEO Paul Scanlan reduced his pay 50% until the PPP loan (see below) was secured and then moved to a 20% reduction. Most employees (including executives and board members Jeff Annison and Terri Lubaroff) also agreed to a 20% pay reduction. In December of 2020, the Company rewarded all employees (with the exception of founders Paul Scanlan and Jeff Annison) that took a voluntary pay cut by providing them with a stock option grant with a value at the date of the grant (as determined by the Black-Scholes formula) approximately equivalent to the amount of salary they gave up.
•	We’ve received two loans made available under the Paycheck Protection Program (PPP) implemented under the CARES Act. These loan allowed us to borrow $139,868 and $108,573 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loans will be forgiven. As of April 2021, the first loan has been completely forgiven, and we expect to meet the conditions that will allow most or all of the second loan to be forgiven as well.
•	In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA. Note that the amount of this grant may be deducted from any potential PPP loan forgiveness.
•	In January of 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years.
•	We're exploring a number of new "COVID-resistant" marketing channels (e.g. strategic partnerships, affiliate sales, etc.) that we believe will help grow our community and market our projects and initiatives.
•	We developed a Rewards program for our Round 7 offering, which allows investors to receive rewards from businesses we love (e.g. movie theaters, comic-con vendors, etc.). The goal of this program is to band together with our allies for joint marketing/sales that will benefit our partners with revenue, provide Legion M with a new avenue of marketing, and excite our new investors with free perks!
•	We've shifted our development focus away from projects that have near-term requirements for large crews, sets, etc., and redirected towards projects that can be developed and produced under social distancing guidelines (i.e., animation).
•	We've refocused merchandising efforts away from in-person events (e.g. Comic-Cons) and towards online growth, including launching an affiliate program and an Amazon.com storefront.
•	We’ve identified and connected with partners that could be a good fit for strategic funding in the future.
•	We partnered with San Diego Comic Con, Wondercon, and "Virtual Pop Expo" to participate in online versions of Comic Cons.

Trends

General Industry Trends

Film, television and digital entertainment industry is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (from Disney, Sony, and Warner Brothers to Netflix, Amazon and Apple), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, distributors, and technology companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as, Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, HBO Max, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand). As you’d expect, the global COVID pandemic is also driving significant changes throughout the industry, including wreaking havoc on theatrical release models and accelerating the adoption of at home-streaming.

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That’s because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the industry, and we believe that by building a company owned by fans we’re creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

Company Trends and Activities

The following sections contain a discussion of some, but not all, of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan, or be able to execute it successfully, especially in light of the COVID-19 issues discussed above. As a startup, we’re constantly changing and evolving as we react to current opportunities and market conditions. That said, the information below may be useful in understanding the way we look at the business.

GROWING THE LEGION/FUNDRAISING

At this point in the Company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our Company. That’s because the strength, power, and value of our Company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the Company is also critical in that it provides the capital necessary for our growth. While we are open to the prospect of bringing in strategic investors to increase our capital reserves, we are first and foremost a company designed to be owned by FANS. While it may be harder to bring in a large amount of capital $100 at a time, we believe the Company is stronger because of it.

Marketing is extremely important for us to grow the Legion. In general, we plan to spend up to 50% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

•	Affiliate programs;

•	Creating and encouraging viral sharing opportunities for our members;

•	Public relations, including speaking on panels and creating bylines for publication;

•	Sponsoring of events/activities;

•	Referral programs;

•	Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word; and

•	Developing strategic partnerships with 3rd party companies.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is cost effective at growing the Legion) we increase our spending. If it’s not effective, we can turn it down or even shut it off completely. For more information, please read the “Burn/Runway Analysis” section of this document.

PROJECT DEVELOPMENT

Aside from growing the Legion, we expect to continue developing, releasing, financing, producing, marketing, distributing, merchandising, and monetizing entertainment projects. Some of these activities (e.g. developing, producing, merchandising, etc.) are labor intensive, and are funded by the salaries of our staff. Other activities (especially financing) are capital intensive, and are heavily influenced by the results of our fundraising. In general, we’ve seen that the larger the Legion gets, the more opportunities we have access to. We also believe we’ve been able to negotiate more favorable terms in our deals due to increases in the size of the Legion, and the track record we’ve developed with work on previous projects.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). As described in the “How We Make Money” section of this document, the range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

BUSINESS DEVELOPMENT

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors’ members and potential marketing partners.

HARNESSING THE POWER OF THE COMMUNITY

One of Legion M’s foremost assets is our community of investors and members. We’ve seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of their company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

•	Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.
•	SCOUT: a mobile phone app that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.
•	Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.
•	M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M’s past, present, and future slate of projects.
•	Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.
•	LegionM.TV, a channel on Twitch.com that allows us to host interviews, AMAs, and other content that allows us to engage and interact with our community.

Item 3. Directors and Officers

The company’s executive officers and directors are as follows;

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	51	Appointed to indefinite term of office. March 9, 2016	Full-time

Jeff Annison	Co-Founder and President	49	Appointed to indefinite term of office. March 9, 2016	Full-time

Terri Lubaroff	Chief Operating Officer, Secretary	47	Appointed to indefinite term of office. November 15, 2017	Full-time

Directors:
Paul Scanlan	Director	51	Appointed to indefinite term of office. March 4, 2016

Jeff Annison	Director	49	Appointed to indefinite term of office. March 4, 2016

Terri Lubaroff	Director	47	Appointed to indefinite term of office November 15, 2017.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M’s Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV’s success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah’s book, “Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.” Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M’s Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV’s engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote.  Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, “Small Screen, Big Picture."  Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University’s School of Law. She is a member of the Television Academy, the Hollywood Radio and Television Society and the Producers Guild of America.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we compensated our three highest paid executive officers and directors on as follows:

	Capacities in which compensation was received	Salary (1) ($)	Health Benefits (3) ($)	Other Non-Cash Compensation (2) ($)	Total compensation ($)
Paul Scanlan	CEO	$144,375	$15,939	$0	$160,314
Jeff Annison	President	$148,750	$15,930	$0	$164,680
Terri Lubaroff	COO/Head of Content	$127,500	$0	$20,308	$147,808

(1)	In April 2020, most of the Legion M staff implemented voluntary pay cuts in response to the COVID-19 crisis. As of April 27, 2021, Paul Scanlan (current salary $140,000 per year), Jeff Annison (current salary $140,000 per year), and Terri Lubaroff (current salary $120,000 per year) are working at 80% of their salary prior to the reduction.
(2)	As a reward to some Legion M employees that took a voluntary pay cut in 2020, the company awarded a stock option grant with a value at the date of the grant (as determined by the Black-Scholes formula) approximately equivalent to the amount of salary they gave up. “Other Non-Cash Compensation” reflects this amount (when applicable). Mr. Scanlan and Mr. Annison did not receive these grants.
(3)	Legion M executives receive medical and health benefits, life insurance, short and long term disability insurance coverage generally available to all salaried employees. However, some executives pay a lower percentage of premiums for health benefits than other salaried employees. “Health Benefits” reflects the value of this additional benefit (when applicable).

For the fiscal year ended December 31, 2020, we did not pay our directors in their capacity as directors. There are three directors in this group.

Item 4. Security Ownership of Management and Certain Security Holders

 The following table sets out, as of May 1, 2021, Legion M’s voting securities that are owned by our executive officers, directors and other persons holding more than 20% of the Company’s voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	733,331 shares of Class B Common Stock		44.9%
		136 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	598,251 shares of Class B Common Stock		36.6%
		12 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	1,446,120 shares of Class B Common Stock	94,538 shares available under stock options (4)	88.2%
		183 shares of Class A Common Stock		<1%

(1) Based on a total of 1,637,243 shares of Class B Common Stock and 1,262,451shares of Class A Common Stock, which are issued and outstanding as of May 1, 2021.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of May 1, 2021. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

Item 5. Interest of Management and Others in Certain Transactions

None.

Item 6. Other Information

None.

Item 7. FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2020 and 2019

Legion M Entertainment, Inc.

To the Board of Directors of

Legion M Entertainment, Inc.

Emeryville, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Legion M Entertainment, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,225,398 and $3,645,356 for the years ended December 31, 2020 and 2019, respectively. The Company has limited working capital, with current assets exceeding current liabilities by $29,433 as of December 31, 2020. The Company has an accumulated deficit of $11,477,140 as of December 31, 2020. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

June 30, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2020 and 2019

	As of December 31, 2020	As of December 31, 2019
ASSETS
Current assets:
Cash	$158,871	$735,562
Subscriptions receivable in escrow	94,726	170,351
Other receivable	7,070	11,207
Inventory	133,668	61,136
Accounts receivable	9,922	21,583
Accrued revenue	22,804	-
Prepaid expenses	52,323	12,356
Total current assets	479,384	1,012,195

Non-current assets:
Property and equipment, net	5,486	11,059
Loan receivable	-	100,000
Investments in productions	896,419	1,055,613
Total non-current assets	901,905	1,166,672
TOTAL ASSETS	$1,381,289	$2,178,867

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$139,434	$148,729
Deferred revenue	25,144	148,390
Note payable	139,868	-
Accrued expenses	145,505	31,276
Total current liabilities	449,951	328,395
Total liabilities	449,951	328,395

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,238,917 and 1,140,127 issued and outstanding at December 31, 2020 and 2019, respectively	124	114
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,634,571 vested at December 31, 2020 and 1,637,243 issued and outstanding, 1,633,054 vested at December 31, 2019	165	165
Additional paid-in capital	12,408,189	11,101,935
Accumulated deficit	(11,477,140)	(9,251,742)
Total stockholders' equity	931,338	1,850,472
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,381,289	$2,178,867

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements

Legion M Entertainment, Inc. Statements of Operations
For the years ended December 31, 2020 and 2019

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$933,570	$645,565
Costs of net revenues	841,135	529,153
Gross profit	92,435	116,412

Operating expenses:
Compensation and benefits	1,274,320	1,124,214
Sales and marketing	574,857	1,989,641
Independent contractors	93,188	77,925
Professional fees	168,193	116,233
Travel expenses	22,580	162,781
General and administrative	176,939	158,531
Depreciation	9,327	9,732
Asset impairment	8,429	122,711
Total operating expenses	2,327,833	3,761,768
Loss from operations	(2,235,398)	(3,645,356)
Other Income:
Grant	10,000	-
Total other income	10,000	(3,645,356)
Net loss	$(2,225,398)	$(3,645,356)

Weighted average common shares: Basic and Diluted	2,838,174	2,569,648

Earnings per share: Basic and Diluted	$(0.78)	$(1.42)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2020 and 2019

	Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2018	676,716	$67	1,637,243	$165	$6,480,970	$(5,606,386)	$874,816

Common stock issuances:

Class A ($0.0001 par, $8.32 issue)	35,489	4	-	-	295,264	-	295,268
Class A ($0.0001 par, $8.88 issue)	176,047	18	-	-	1,563,279	-	1,563,297
Class A ($0.0001 par, $10.00 issue)	237,834	24	-	-	2,378,316	-2,378,340
Class A ($0.0001 par, $10.65 issue)	14,041	1	-	-	149,536	-	149,537
Stock based compensation	-	-	-	-	288,908	-	288,908
Offering costs	-	-	-	-	(54,338)	-	(54,338)
Net loss	-	-	-	-	-	(3,645,356)	(3,645,356)
Balance at December 31, 2019	1,140,127	$114	1,637,243	$165	$11,101,935	$(9,251,742)	$1,850,472

Common stock issuances:

Class A ($0.0001 par, $8.32 issue)	24	-	-	-	200	-	200
Class A ($0.0001 par, $10.00 issue)	7,368	1	-	-	73,679	-	73,680
Class A ($0.0001 par, $10.65 issue)	52,398	5	-	-	558,034	-	558,039
Class A ($0.0001 par, $14.28 issue)	39,000	4	-	-	556,916	-	556,920
Stock based compensation	-	-	-	-	303,731	-	303,731
Share bonuses	-	-	-	-	(111,384)	-	(111,384)
Offering costs	-	-	-	-	(74,922)	-	(74,922)
Net loss	-	-	-	-	-	(2,225,398)	(2,225,398)
Balance at December 31, 2020	1,238,917	$124	1,637,243	$165	$12,408,189	$(11,477,140)	$931,338

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities
Net loss	$(2,225,398)	$(3,645,356)
Adjustments to reconcile net loss to net cash used in operating activities:
Asset impairment	8,429	122,711
Production costs charged to cost of net revenues	217,803	-
Bad debt	5,000	-
Depreciation	9,327	9,732
Stock compensation expense	303,731	288,908
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	4,137	(9,638)
(Increase)/decrease in inventory	(80,961)	(38,361)
(Increase)/decrease in accounts receivable	6,661	(2,583)
(Increase)/decrease in accrued revenue	(22,804)	-
(Increase)/decrease in prepaid expenses	(39,967)	36,974
Increase/(decrease) in accounts payable	(9,295)	(40,324)
Increase/(decrease) in deferred revenue	(123,246)	148,325
Increase/(decrease) in accrued expenses	114,229	4,796
Net cash used in operating activities	(1,832,354)	(3,124,816)

Cash flows from investing activities
Purchase of property and equipment	(3,754)	-
Loans to production	(140,802)	(413,523)
Repayment of loans to production	240,802	313,523
Investments in productions	(58,609)	(710,457)
Net cash provided by (used in) investing activities	37,637	(810,457)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	1,153,080	4,679,422
Note payable	139,868	-
Offering costs	(74,922)	(54,338)
Net cash provided by financing activities	1,218,026	4,625,084
Net change in cash	(576,691)	689,811

Cash at beginning of period	735,562	45,751
Cash at end of period	$158,871	$735,562

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $933,570 and $645,565 for the years ended December 31, 2020 and 2019, respectively. The Company’s activities since inception have consisted of formation activities, research and development, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in an early growth phase and is not yet profitable. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,225,398 and $3,645,356 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company has limited working capital with current assets that exceed current liabilities by $29,433. The Company has accumulated deficit of $11,477,140 as of December 31, 2020. While the Company expects near-term revenue from various projects as well as investment proceeds from previous fundraising efforts, its ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. While the Company has been successful over the past 5+ years in raising additional capital, no assurance can be given that the Company will continue to be successful at raising capital in the future.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of December 31, 2020 and 2019, allowances of $5,000 and $0 for doubtful accounts were established, respectively.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (https://shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2020 and 2019 were $133,668 and $61,136, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $8,429 was recorded as an impairment loss during the year ended December 31, 2020.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

Consistent with this guidance, at the end of 2019, the Company reduced the expectations on certain projects.  The fair value of the investments was reduced and $122,711 was recorded as an impairment loss during the year ended December 31, 2019.  No reductions or impairments were recorded for the year ended December 31, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2020 and 2019. Property and equipment additions totaled $3,754 and $0 for the years ended December 31, 2020 and 2019, respectively. Depreciation expense totaled $9,327 and $9,732 for the years ended December 31, 2020 and 2019, respectively.

	As of	As of
	December 31, 2020	December 31, 2019
Original Cost	$49,689	$45,935
Accumulated Depreciation	(44,203)	(34,876)
Property and equipment, net	$5,486	$11,059

Loan Receivable

During 2020 and 2019, the Company made various loans to a production in which the Company is an equity investor. The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. During 2019, the Company made loans totaling $413,523. As of December 31, 2019, there was an outstanding loan receivable balance of $100,000. This loan balance was repaid to the Company on January 2, 2020. On January 17, 2020, the Company made another loan of $140,802. This loan was repaid in February 3, 2020. These loans did not earn any interest and no interest income was recorded. As of December 31, 2020, there were no outstanding loan receivables.

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. As of December 31, 2020 the Company had not yet applied for forgiveness of this loan. Based on guidance at the time and the Company’s use of funds, the Company expects to have all of the loan forgiven.

The Company also applied for an Economic Injury Disaster Loan (“EIDL”) administered by the SBA. In May 2020, the Company was granted an Emergency EIDL grant of $10,000. This amount had been recorded as other income in the statement of operations for the year ended December 31, 2020.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $933,570 and $645,565 for the years ended December 31, 2020 and 2019, respectively. Each year includes revenue from Legion M projects (including consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

 Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2019 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2020 and 2019, the Company had total taxable net operating loss carryforwards of approximately $10,138,643 and $8,216,976, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $3,231,589 and $2,608,843 as of December 31, 2020 and 2019, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2020 and 2019. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0%	0%

	As of December 31, 2020	As of December 31, 2019
Deferred tax assets:
Stock based compensation	$394,432	$309,437
Net operating loss carryforward	2,837,157	2,299,406
Net deferred tax assets	3,231,589	2,608,843
Less: Valuation allowance	(3,231,589)	(2,608,843)
Net deferred tax asset	$-	$-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2020 and 2019, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	December 31, 2020	December 31, 2019
Warrants	32,000	32,000
Options	391,426	355,742
Total dilutive securities	423,426	387,742

As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2019 statement of cash flows were reclassified to conform to current year presentation. There was no change in the Company’s net cash flows from these reclassifications.

NOTE 4: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2020 and 2019, 1,634,571 and 1,633,054 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2020 and December 31, 2019, the unvested shares will either vest or expire by April 2026.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share.  During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year.  During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year.  During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $10.65 per share through April 29, 2020, and $14.28 per share for the remainder of the year.  During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839.

For the round that was active as of December 31, 2020, $14.28 is the price that will be paid by investors for shares of Class A Common Stock. In addition, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

One of those rewards are bonus shares, which will be granted to investors for free once their investment closes. When factoring in bonus shares, the effective share price paid by each investor will range between $11.42 to $12.85 (depending on the amount invested).

As of December 31, 2020, the total reward value owed for the shares sold in the year was undeterminable as reward choices have not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2020 and 2019 of $1,153,080 and $4,679,422, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company’s funding portal.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company.  The escrow balance as of December 31, 2020 and 2019 was $94,726 and $170,351, respectively.

As of December 31, 2020 and 2019, the Company had 1,238,917 and 1,140,127 shares of Class A Common Stock and 1,637,243 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2020 and 2019, there were 360,534 and 398,218 options available for issuance, respectively.

As of December 31, 2020 and 2019, the Company had issued and outstanding 391,426 and 355,742 options to purchase Class B Common Stock under the Plan, respectively.

	December 31, 2020		December 31, 2019
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	355,742	$6.19	331,742	$5.98
Granted	35,684	$10.97	24,000	$9.11
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	391,426	$6.63	355,742	$6.19

Exercisable at end of year	332,101	$6.85	264,708	$6.39

Weighted average grant date fair value of options granted during year	$5.50		$4.79

Weighted average duration (years) to expiration of outstanding options at year-end	6.7		7.4

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 40 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Risk Free Interest Rate	0.29%-0.39%	1.66%-2.49%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$5.34-$5.74	$4.66-$5.18

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $303,731 and $288,908 for the years ended December 31, 2020 and 2019, respectively. Unrecognized share-based compensation expense was $352,741 and $449,527 as of December 31, 2020 and 2019, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 42 and 36 months as of December 31, 2020 and 2019, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2020 and 2019, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2020 and 2019. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 related to the vesting of these warrants during both the years ended December 31, 2020 and 2019. As of both December 31, 2020 and 2019, there was $0 of unrecognized share-based compensation expense.

As of December 31, 2020 and 2019, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

COVID-19

Like every other company, Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. The entire entertainment industry is experiencing new challenges and opportunities while adapting to new cultural norms.

In 2020, the Company saw impacts of COVID in many aspects of our business, most notably in the release of two Legion M projects (Save Yourselves and Archenemy) that came out in 2020. Since most theaters were closed (or had substantially reduced capacity) and most audiences were staying home during the periods when these films released, the Box Office revenue for both of these films was severely impacted, which in turn impacts the potential return for Legion M.

We also believe that COVID impacted our ability to fundraise in 2020. We believe that uncertainty regarding the impact of COVID, lack of Comic Cons and live events for Legion M to promote ourselves, and stiff competition for social media advertising (especially in the run-up to the 2020 presidential election) created unfavorable marketing conditions. In response, we substantially reduced our sales and marketing expenses.

In March 2020 the Company developed a plan for adapting to potential disruptions caused by COVID-19. The Company cut back spending wherever possible and eliminated or dramatically reduced non-essential expenses. Most of the staff took a voluntary pay cut (which is still in effect as of April 2021), including CEO Paul Scanlan who took a temporary 50% pay cut that was later reduced to 20% and directors Jeff Annison and Terri Lubaroff who took a 20% pay cut.

See Independent Auditor’s Report

Legion M Entertainment, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the years then ended

EIDL & PPP

In May of 2020, the Company received a loan of $139,868 from the SBA made available under the Paycheck Protection Program implemented under the CARES Act. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in January 2022 for 30 years.

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. Based on the current guidance and expected use of funds, the Company expects to receive complete forgiveness of the loan.

Regulation A and Regulation CF Offerings

The Company’s 7th round of equity crowdfunding (via Regulation CF) began on August 7, 2020 and ended on April 29, 2021. As of June 30, 2021, the Company had received disbursements of $1,208,733 from Round 7 in 2021. There is also approximately $50,000 worth of Round 7 funds in escrow awaiting disbursement.

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Management’s Evaluation

Management has evaluated subsequent events through June 30, 2021, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

See Independent Auditor’s Report

Item 8. EXHIBIT INDEX

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1+	Amended and Restated Certificate of Incorporation (1)
2.2+	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)
2.3+	Amended and Restated Bylaws (3)
4.0+	Form of Subscription Agreement (4)
6.1+	Employment Agreement (Paul Scanlan) (5)
6.2+	Employment Agreement (Jeff Annison) (6)
6.3+	Employment Agreement (Terri Lubaroff) (7)
6.4+	2016 Equity Incentive Plan (8)

+Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 1, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 11, 2021.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Paul Scanlan
Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Date: August 11, 2021

/s/ Jeff Annison
Jeff Annison, Director
Date: August 11, 2021

/s/ Terri Lubaroff
Terri Lubaroff, Director
Date: August 11, 2021